January 9, 2004

The New York Stock Exchange,
New York,
U. S. A.

Dear Sir,

Sub: Change in Directorship & issue of unsecured bonds.

The Board at its meeting held on 9th January, 2004 approved the appointment of Mr. Ranjan Kapur and Mr. Bobby Parikh as additional Directors pursuant to section 260 of the Indian Companies Act, 1956.

Mr. Ranjan Kapur

Mr. Ranjan Kapur was the Executive Chairman of Ogilvy & Mather, (O&M), India. He started his career with Citibank. At O & M, he held various senior positions of responsibility. He was nominated to the world wide Board of O & M in 1998 and elevated to the position of Executive Chairman, India and Vice-Chairman, Asia Pacific a year later. He retired from O & M on 31st December, 2003.

Mr. Bobby Parikh

Mr. Bobby Parikh is a Chartered accountant by profession and has specialised in the area of Tax and Business Advisory Services. He has extensive experience in advising clients across a range of industries. He is a member of trade and business associations and their management or other committees as well as on the advisory executive boards of several non-Government and non-profit organisations. Mr. Parikh was the Country Managing partner of Arthur Anderson & Co. and then until recently, the Chief Executive Officer of Ernst & Young.

Issue of Bonds

We also wish to inform you that the Board has approved pure debt issue comprising of unsecured redeemable, non-convertible subordinated bonds aggregating to Rs. 400 crores which will qualify as Tier II capital of the Bank in accordance with the Banking Regulations applicable in India. The issue of these bonds will be made in due course.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice-President (Legal) &
Company Secretary